UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2026.
Commission File Number 000-56261
Glass House Brands Inc.
(Translation of registrant’s name into English)
3645 Long Beach Blvd.
Long Beach, California 90807
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: March 24, 2026	/s/ Kyle Kazan
By: Kyle Kazan
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release, dated March 24, 2026
3